UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Taxpayer Registry Number (CNPJ/MF) 90.400.888/0001-42

Company Registry Number (NIRE) 35.300.332.067

MINUTES OF THE ORDINARY GENERAL MEETING

HELD ON APRIL 27th, 2018

DATE, TIME, AND PLACE: April 27th, 2018, at 3 p.m., at the headquarters of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”) located at Avenida Presidente Juscelino Kubitschek, No. 2.041/2235, Vila Olímpia, in the city of São Paulo, State of São Paulo.

ATTENDANCE: Shareholders representing more than 96,5% of the Company’s voting capital, considering the remote voting forms, as per the summarized voting map disclosed by the Company. Also attended (i) the Company’s Officers Mr. Amancio Acurcio Gouveia and Mr. Reginaldo Antonio Ribeiro; (ii) Mr. José Eduardo Fernandes, Company´s accountant; and (iii) Mr. Edison Arisa, representing PricewaterhouseCoopers Auditores Independentes, external auditor of the Company.

BOARD: Mr. Daniel Pareto, presiding the meeting; and Mr. Oduvaldo Lara Júnior, as Secretary.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the State of São Paulo Official Gazette (Diário Oficial do Estado de São Paulo -  “DOESP”) and in the newspaper Valor Econômico, on March 28th, 29th and 30th, 2018; and (2) Financial Statements of the Company related to the fiscal year ended on December 31st, 2017, jointly with the Management Report, the balance sheet, other documents part of the financial statements, external auditors’ opinion and the Audit Committee Report, published in the DOESP and in the newspaper Valor Econômico, on January 31th, 2018.

AGENDA: (a) To TAKE the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2017, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report; (b) To DECIDE on the destination of the net profit of the fiscal year of 2017 and the distribution of dividends; and (c) To FIX the annual overall compensation of the Company´s management and members of Audit Committee.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the Agenda was dismissed, considering that they are entirely knew by the shareholders and were disclosed on the Brazilian Securities and Exchange Commission website (Comissão de Valores Mobiliários - “CVM” - www.cvm.gov.br) on March 27th, 2018, as per Instruction CVM No. 481/2009, as amended; (2) The declarations of votes, objections and divergences submitted shall be numbered, received and certified by the Board and shall be kept filed at the Company’s headquarters, pursuant to Article 130, first paragraph, of Law No. 6,404/76, as amended, and will be sent to the CVM by means of an electronic system available on the CVM's website in the world computer network, pursuant to Article 21, X, of CVM Instruction 480/2009, as amended; and (3) Authorized the drafting of these minutes as summary, and its publishing without the signatures of all the attending shareholders, pursuant to Article 130, paragraphs 1st and 2nd, of the Brazilian Corporations Law.

REMOTE VOTING: The attending shareholders resolved to dismiss the reading of the Consolidate Voting Map disclosed to market on April 26th, 2018, pursuant to the fourth paragraph of Article 21-W of Normative Instruction CVM No. 561/2015, which was also made available by the Board for verification of the shareholders jointly with the other above mentioned documents.

RESOLUTIONS: Following the discussions related to the Agenda’s matters, the attending shareholders of the Company resolved to, with abstention of the prevent shareholders:

(a) TO APPROVE by majority of the attending shareholders, with 3,661,093,548 favorable votes, 284,447 against votes and 27,455,190 abstentions, the management accounts, and the Company’s Financial Statements related to the fiscal year ended December 31st, 2017, jointly with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, everything as proposed by the Board of Executive Officers, as per the meeting held on January 28th, 2018, and favorable opinion of the Board of Directors, according to the meeting held on January 29th, 2018;

(b) TO APPROVE by majority of the attending shareholders, with 3,688,449,829  favorable votes, 288,441  against votes and 94,915 abstentions, the destination of the net profit of the fiscal year ended on December 31st, 2017, in the amount of R$ 7,995,872,037.03, as follows: a) five per cent (5%), corresponding to R$ 399,793,601.85 to the Legal Reserve; b) R$ 6,300,000,000.00 were distributed to shareholders as Dividends and Interest on Equity, as follows: Dividends: b.1) R$ 2,500,000,000.00 according to the resolution took in the Board of Directors’ meetings held on December 28th, 2017 and paid as of February 26th, 2018; and Interest on Equity: b.2) R$ 3,800,000,000.00 as approved at the Company’s Board of Directors’ meetings held on April 25th, 2017, July 25th, 2017, September 29th 2017, and December 28th, 2017, with payment as of May 26th, 2017, August 25th, 2017, October 26th, 2017, and February 26th, 2018, respectively; and c) R$ 1,296,078,435.18 to the Dividend Equalization Reserve;

(c) TO FIX by majority of the attending shareholders, with 3,593,522,466  favorable votes, 95,190,032 against votes and 120,687  abstentions, the annual overall compensation of the Company´s management, in the total amount of up to R$ 300,000,000.00 for the fiscal year of 2018 and the compensation of the Audit Committee in the amount of up to R$ 3,000,000.00, for a twelve-month (12) period beginning on January 1st, 2018, as proposed by the Board of Directors in the meeting held on March 27th, 2018.

The shareholders Ademir José Wiederkehr, Wagner Cabanal Mendes, AFUBESP - Associação dos Funcionários do Grupo Santander Banespa, Banesprev and Cabesp and Sindicato dos Empregados em Estabelecimentos Bancários de São Paulo presented written opposing votes for all items of the Agenda of the Ordinary General Meeting, which were received by the Board and will be filed at the Company's headquarters. The said written contrary votes received by the Board were also fully accompanied by the shareholders Sérgio Augusto Sobrinho, Vera Lúcia Marchioli and Welington Prado Correa.

The receipt of a request for the installation of the Fiscal Council was registered, pursuant to art. 161, §2, of Law 6,404/76, and CVM Instruction No. 324/00, by shareholders holding 2,11% of the Company's ordinary shares and 2,19% of the Company's preferred shares. However, considering that candidates were not nominated for the Fiscal Council's seats, the Fiscal Council's non-installation for the 2018 fiscal year was considered impaired.

CLOSING: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by the Board members and the attending shareholders.

SIGNATURES: Daniel Pareto – presiding the meeting; Oduvaldo Lara Júnior – Secretary. Shareholders: BANCO SANTANDER, S.A. – Beatriz Outeiro, attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Outeiro, attorney-in-fact; and STERREBEECK, B.V. – Beatriz Outeiro, attorney-in-fact; ABBEY LIFE PENSIONS MANAGED FUND; ABBEY PENSION INTERNATIONAL FUND; ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD; ADVANCED SERIES TR - AST BLACKROCK GL STRATEGIES PORTFOLIO; ADVANCED SERIES TRUST - AST J.P. MORGAN S O PORTFOLIO; ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND; AJO EMERGING MARKETS LARGE-CAP FUND, LTD.; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ GL EMER MARK EQU DIV; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; AQUILA EMERGING MARKETS FUND; ARIZONA PSPRS TRUST; ARROWSTREET MULTI-STRATEGY UMBRELLA PLC - ARROWSTREET ACWI E; ARROWSTREET US GROUP TRUST; AZL BLACKROCK GLOBAL ALLOCATION FUND; BELL ATLANTIC MASTER TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BERESFORD FUNDS PUBLIC LIMITED COMPANY; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC; BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC; BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND; BLACKROCK GLOBAL ALLOCATION FUND (AUST); BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND; BLACKROCK GLOBAL FUNDS-GLOBAL DYNAMIC EQUITY FUND; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F; BLAKROCK GLOBAL ALLOCATION FUND INC; BMO MSCI EMERGING MARKETS INDEX ETF; BNY MELLON TR & DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK); BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C; BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C); BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; BRUNEI INVESTMENT AGENCY; CADENCE GLOBAL EQUITY FUND L.P.; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CBIS GLOBAL FUNDS PLC; CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST; CF DV EMERGING MARKETS STOCK INDEX FUND; CHEVRON MASTER PENSION TRUST; CHEVRON UK PENSION PLAN; CIBC EMERGING MARKETS INDEX FUND; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; CLARIVEST EMERGING MARKETS SOCIALLY RESPONSIBLE FUND LLC; CMLA INTERNATIONAL SHARE FUND; COLLEGE RETIREMENT EQUITIES FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC; COMMONWEALTH BANK GROUP SUPER; COMMONWEALTH EMERGING MARKETS FUND 6; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; COMMONWEALTH SUPERANNUATION CORPORATION; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; DEUTSCHE LATIN AMERICA EQUITY FUND; DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F; DUNHAM INTERNATIONAL STOCK FUND; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FD B; EMERGING MARKETS

INDEX NON-LENDABLE FUND; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; EUROPEAN CENTRAL BANK; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FSS EMERGING MARKET EQUITY TRUST; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GLOBAL EX-US ALPHA TILTS FUND B; GMAM GROUP PENSION TRUST II; GMAM INVESTMENT FUNDS TRUST; GMI INVESTMENT TRUST; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; GMO TAX-MANAGED GLOBAL BALANCED PORTFOLIO A S O GMO M P O LP; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; HAND COMPOSITE EMPLOYEE BENEFIT TRUST; HARTFORD MULTI-ASSET INCOME FUND; IBM 401 (K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND; ILLINOIS MUNICIPAL RETIREMENT FUND; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; IRISH LIFE ASSURANCE PLC; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI BRAZIL CAPPED ETF; ISHARES MSCI BRAZIL UCITS ETF USD (ACC); ISHARES MSCI BRIC ETF; ISHARES MSCI EM ESG OPTIMIZED ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; ISHARES PUBLIC LIMITED COMPANY; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA BRAZIL STOCK; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F; JAPAN TRUSTEE SERVICES BK, LTD. RE: RTB NIKKO BEA MOTHER FD; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK FUNDS II

STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; JTSB, LTD ATRT F RESONA BK LTD ATRT F GEM DIVERS MOTHER FUND; K INVESTMENTS SH LIMITED; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KBI DST EMERGING MARKET ESG FUND; KBI GLOBAL INVESTORS (NA) LTD CIT; KBI INSTITUTIONAL FUND ICAV; LACM EMERGING MARKETS FUND L.P.; LACM EMII, L.P.; LAND BANK OF TAIWAN IN ITS C AS M C OF F T SINOAM M-A I B F; LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL & GENERAL GLOBAL EQUITY INDEX FUND; LEGAL & GENERAL ICAV; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LMCG COLLECTIVE TRUST; LOCKHEED MARTIN CORP DEFINED CONTRIBUTION PLANS MASTER TRUST; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; MAINSTAY EMERGING MARKETS EQUITY FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED; MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND; MERCER QIF FUND PLC; MM SELECT EQUITY ASSET FUND; MORGAN STANLEY INST F INC A I A PORTFOLIO; MSCI ACWI EX-U.S. IMI INDEX FUND B2; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NEUBERGER BERMAN INVESTMENT FUNDS PLC; NEUBERGER BERMAN SYSTEMATIC GLOBAL EQUITY TRUST; NEW YORK STATE NURSES ASSOCIATION P P; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NGS SUPER; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EIF - LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; ONTARIO TEACHERS PENSION PLAN BOARD; OPPENHEIMER EMERGING MARKETS REVENUE ETF; OPPENHEIMER GLOBAL ESG REVENUE ETF; OPPENHEIMER GLOBAL REVENUE ETF; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND; PACE INT EMERG MARK EQUITY INVESTMENTS; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; PEOPLE S BANK OF CHINA; PGIM FUNDS PUBLIC LIMITED COMPANY; PICTET - EMERGING MARKETS INDEX; PICTET FUNDS

S.A RE: PI(CH)-EMERGING MARKETS TRACKER; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF; POWERSHARES G F IRELAND P L C P FTSE RAFI ALL W 3000 U ETF; POWERSHARES PUREBETA FTSE EMERGING MARKETS PORTFOLIO; PRUDENTIAL INVESTMENT PORTFOLIOS 2 - PRUDENTIAL QMA EMERGING; PRUDENTIAL WORLD FUND INC. - PRUDENTIAL QMA INTER EQU FUND; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PUBLIC SECTOR PENSION INVESTMENT BOARD; ROCHE U.S. RETIREMENT PLANS MASTER TRUST; RUSSEL EMERGING MARKETS EQUITY POOL; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; RUSSELL INVESTMENT COMPANY II PLC; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; SCHWAB EMERGING MARKETS EQUITY ETF; SCOTIA PRIVATE EMERGING MARKETS POOL; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SEI INST INT TRUST EM MKTS EQUITY FUND; SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPDR MSCI ACWI LOW CARBON TARGET ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SPDR S&P EMERGING MARKETS ETF; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STATE OF CONNECTICUT RET PLANS AND TRT FUN; STATE OF IND PUBLIC EMPL RET FUND; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE ST B AND T C INV F F T E RETIR PLANS; STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD; STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F; STATE STREET EMERGING M A S L QIB COMMON TRUST FUND; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EMSEF; STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO; STATE STREET IRELAND UNIT TRUST; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; STATE UNIVERSITY RETIREMENT SYSTEM; STE STREET TRUS LTD ATF SWIP CAP TRUS; STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU; STICHTING DELA DEPOSITARY & MANAGEMENT; STICHTING FC MULTI MANAGER EMERGING EQUITY ACTIVE; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; STICHTING PENSIOENFONDS VAN DE NEDERLANDSCHE BANK N.V; STICHTING PGGM DEPOSITARY; STICHTING PHILIPS PENSIOENFONDS; SUN AMERICA SERIES TRUST-EMERGING MARKETS POR;

SUNSUPER SUPERANNUATION FUND; TCW AMERICAS DEVELOPMENT ASSOC.; TCW DEVELOPING MARKETS EQUITY FUND; TCW EMERGING MARKETS MULTI-ASSET OPPORTUNITIES FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF THE PENSION PROTECTION FUND; THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA; THE EMERGING MARKETS EQUITY FUND, LTD.; THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL; THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEI EMERGING MARKETS EQUITY FUND; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO; THE TEXAS EDUCATION AGENCY; THE TREASURER OF THE S OF J ON B OF THE S OF J COMM INV FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP; TRANSAMERICA EMERGING MARKETS EQUITY; TRUST & CUSTODY SERVICES BANK, L A T F E E D I P F (P P F); TRUST & CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; TRUST & CUSTODY SERVICES BANK,LTD. AS T FOR E M E I P M FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UNITED CHURCH FUNDS, INC; UPS GROUP TRUST; VAILSBURG FUND LLC; VALIC COMPANY I - EMERGING ECONOMIES FUND; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; VICTORIAN FUNDS MAN C A T F V E M T; VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY; VIRGINIA RETIREMENT SYSTEM; VIRTUS GLOVISTA EMERGING MARKETS ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VOYA INVESTMENT MANAGEMENT CO. LLC; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; WASHINGTON STATE INVESTMENT BOARD; WATER AND POWER EMPLOYEES RETIREMENT PLAN; WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC; WELLINGTON MULTI-ASSET ABSOLUTE RETURN CUSTOMIZED FUND (CAYM; WELLINGTON TRUST COMPANY N.A.; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; WILLIAM BLAIR SYSTEMATIC INTERNATIONAL CORE FUND LLC; WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY; WISDOMTREE EMERGING MARKETS DIVIDEND FUND; WISDOMTREE

EMERGING MARKETS DIVIDEND INDEX ETF; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; WISDOMTREE ISSUER PUBLIC LIMITED COMPANY; WMC GEM SYSTEMATIC EQUITY FUND; WORCESTERSHIRE COUNTY COUNCIL PENSION FUND; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; X-TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; E XEROX CORPORATION RETIREMENT & SAVINGS PLAN – by means of remote voting procedure; AJO EMERGING MARKETS SHORTENABLED FUND, L.P.; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FORSTA AP-FONDEN; FRANKLIN TEMPLETON INVESTMENT FUNDS; JNL/BLACKROCK GLOBAL ALLOCATION FUND; JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND; JPMORGAN FUNDS; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; NATIONAL GRID UK PENSION SCHEME TRUSTEE LIMITED; NEW YORK STATE COMMON RETIREMENT FUND; NUSHARES ESG EMERGING MARKETS EQUITY ETF; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; STICHING PENSIOENFONDS VOOR HUISARTSEN; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; VANGUARD EMERGING MARKETS STOCK INDEX FUND; E VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S FF – Tiago Casillo Vieira, attorney-in-fact; SINDICATO DOS EMPREGADOS EM ESTABELECIMENTOS BANCÁRIOS DE SÃO PAULO – Cynthia Lemos Valente, attorney-in-fact; ASSOCIAÇÃO DOS FUNCIONÁRIOS DO GRUPO SANTANDER BANESPA, BANESPREV E CABESP – Cynthia Lemos Valente, attorney-in-fact; WAGNER CABANAL MENDES; VERA LUCIA MARCHIONI; ADEMIR JOSÉ WIEDERKEHR; WELINGTON PRADO CORREA; SERGIO AUGUSTO SOBRINHO; e THE BANK OF NEW YORK MELLON – Renan Santana Girodo e Thiago Barbosa da Silva, attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in the Minutes of the General Meeting Book of the Company.

Daniel Pareto President	Oduvaldo Lara Júnior Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer